www.linkedin.com/in/hypemanrick
(LinkedIn)

Top Skills

Troubleshooting

Maintenance and Repair

WiFi

Certifications

[US] RLS-2020I / RLS-2020S

Ricky Toran

CEO @ HYPEMAN RICK PRODUCTIONS LLC | Founder,
Filmmaker, Vessel-owner, Invest in Martinique @ WeFunder.com/
martinique
Nashville, Tennessee, United States

Summary

Ricky Toran is the CEO of HYPEMAN RICK PRODUCTIONS
LLC, a minority-owned business that operates "Not Just Country"
TV and "Martinique". He has over 30 years of experience
in telecommunications and over 18 years of experience in
entertainment production, creating and producing innovative music
and media platforms that showcase the diversity and talent of
Nashville's music scene.

As the founder and executive producer of "Not Just Country" TV,
Ricky has successfully launched and managed multiple productions,
including a radio show, a movie script, and a documentary. He is
also the owner of Martinique, a ship that will offer a unique and
immersive experience for tourists and locals alike, combining
transportation and entertainment. Ricky leverages his analytical
skills, project management expertise, and strategic planning abilities
to streamline operations, optimize budgets, and deliver high-quality
entertainment. He is driven by his mission to empower and inspire
his team, his audience, and his community.

Experience

HYPEMAN RICK PRODUCTIONS, LLC
CEO
April 2005 - Present (20 years 11 months)

Hypeman Rick Productions LLC. dba NJC Media Group:

- Founder / Executive Producer

- "Not Just Country" TV and other productions

- NJC Radio Show

- Movie script writer

- Filmmaker

- Video Editor

- Shipowner of Martinique

Lead the strategic planning and execution of all business matters under the umbrella of HRP 'Not Just Country' TV, 'Food Chain the Movie, and 'Martinique' driving project management, budgeting, and team leadership to deliver high-quality entertainment.

Martinique
Business Owner
June 2019 - Present (6 years 9 months)
Hendersonville, Tennessee, United States

As the Owner of Martinique, coming up with the business development plan to create a new vision, writing and executing the business plan, putting together the budget, legal counsel, lobbyist, passing legislation, investors, naval architectural firms, and shipyards to the table for a different brand of transpotainment to Middle Tennessee.

Metropolitan Nashville Airport Authority
Electronic Specialist
June 2024 - Present (1 year 9 months)

The Electronics Specialist is responsible for analyzing, troubleshooting, and repairing electronic systems critical to the operation of Nashville International Airport. This includes access control, flight information, and parking revenue control systems. They program new field equipment, repair electronic wiring, replace hardware, and troubleshoot technology. They follow safety regulations and support the company's culture and values.

Key skills include knowledge of database applications, electronic test equipment, servers and networks, IEEE standards, active listening, communication, creative problem solving, Microsoft Office, Microsoft Windows, problem-solving, computer use, system engineering, equipment maintenance, installation, and data processing.

Windstream
Network Technician II
September 1999 - February 2024 (24 years 6 months)

• Analyzed and optimized network backbone, including T1s, DS3s, fiber networks, and fix-wireless
networks, enhancing system efficiency and reliability.
• Performed fiber shots with OTDR.
• Conducted rooftop fix-wireless installations, which entailed installing 1-3 ft. antennas, cabling, aligning, and installing transport equipment.

• Performed preventive maintenance routines on generators, equipment backups, and filter changes.
• Installed collocation equipment in various offices. Installed and troubleshot wireless systems such as Dragonwave and Siklu.
• Installed company equipment on customer sites for new service. Managed activation of new services for customers. Troubleshot customer issues on site and at company sites.
• Performed various installation and maintenance tasks on telecommunications equipment including 5ESS switches, Alcatel Dacs, Cisco, Infinera, Coriant / Tellab, and Ciena equipment. Decommissioned same type or more end of life equipment.
• Conducted system backups, ran generators, and performed battery testing and SPCC inspections.
• Configured and tested Fiber, OC3, DS3, and T1 circuits.
• Conducted site walks for various equipment installs.
• Demonstrated excellent communication skills with co-workers and customers.
• Acquired various certifications in Ciena training and tower climbing
• Conducted inventory, power, and equipment audits.
• Working knowledge in MetaSolv, Field Service Lightning, PowerPoint, Excel, Jira, Confluence, Java,Adobe Acrobat, GIS, Peoplsoft, Micrsoft Office, Process Flow, and SQL.

Food Chain, LLC
Executive Producer
September 2013 - September 2016 (3 years 1 month)
Greater Nashville Area

Optioned script to pitch to film production houses, formulated budgeting, find actor talent, pitch script to different agencies around the world, secure funding for the project.

Food Chain is an independent film venture (the film) intended for domestic - international distribution and exploitation in all media. The project possesses the market-proven and revenue-predictably recoupable while still preserving commercial upside of breakout and sequel potential. Food Chain is a different vampire experience for the audience - an undead soul must feed, and once vampire figure out a way to feed without killing, as another gets a taste and begins thehunt for flesh blood.

Not Just Country
Founder / Executive Producer

April 2005 - November 2011 (6 years 8 months)

As Executive Producer my job is to make sure that every part of Not Just Country comes together for the world to experience. From the venue, interviews, artist on the show, staff, marketing, and the television network Not Just Country will be seen. NJC in short, is my life and my passion to show the world Nashville has more music to offer, we just ask you to watch.

EABC (East Area Business Council)
Board Member
June 2008 - June 2010 (2 years 1 month)
East Nashville

Improve understanding of East Nashville land use for business development purposes
Relationship development
Market East Nashville
Community improvement options

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Education

ITT Technical Institute
Associates, Electronic Engineering · (1985 - 1987)